SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2003

FRESENIUS MEDICAL CARE CORPORATION

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

ITEM 1. LEGAL PROCEEDINGS
906 Certification LIPPS
906 Certification SCHNIEDER

FRESENIUS MEDICAL CARE AG

Page

PART I

FINANCIAL INFORMATION

ITEM 1

Financial Statements

Condensed Consolidated Statements of Earnings	1

Condensed Consolidated Balance Sheets	2

Condensed Consolidated Statements of Cash Flows	3

Condensed Consolidated Statement of Shareholders’ Equity	4

Notes to Condensed Consolidated Financial Statements	5

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations	23

ITEM 3

Quantitative and Qualitative Disclosures About Market Risk	35

ITEM 4

Controls and Procedures	37

PART II

OTHER INFORMATION

ITEM 1

Legal Proceedings	38

ITEM 5

Other Events	40

ITEM 6

Exhibits and Reports on Forms 8-K/6-K	40

(a) Exhibits	40

(b) Reports on Form 8-K/6-K	41

Signatures	42

(i)

FRESENIUS MEDICAL CARE AG

PART I

FINANCIAL INFORMATION

ITEM 1

Financial Statements
Condensed Consolidated Statements of Earnings
For the three months ended March 31, 2003 and 2002
(unaudited)
(in thousands, except per share data)

	2003	2002

Net revenue:

Dialysis Care	$944,287	$881,176

Dialysis Products	355,148	305,328

	1,299,435	1,186,504

Costs of revenue:

Dialysis Care	691,746	653,428

Dialysis Products	190,741	155,754

	882,487	809,182

Gross profit	416,948	377,322

Operating expenses:

Selling, general and administrative	237,175	194,118

Research and development	10,943	9,309

Operating income	168,830	173,895

Other (income) expense:

Interest income	(3,277)	(2,229)

Interest expense	57,023	74,984

Income before income taxes and minority interest	115,084	101,140

Income tax expense	44,537	36,848

Minority interest	537	860

Net income	$70,010	$63,432

Basic and fully diluted income per Ordinary share	$0.72	$0.66

Basic and fully diluted income per Preference share	$0.74	$0.67

See accompanying notes to unaudited condensed consolidated financial statements

FRESENIUS MEDICAL CARE AG

Condensed Consolidated Balance Sheets

At March 31, 2003 and December 31, 2002
(in thousands, except share and per share data)

	2003	2002

	(unaudited)
Assets

Current assets:

Cash and cash equivalents	$77,322	$64,793

Trade accounts receivable, less allowance for doubtful accounts of $166,079 in 2003 and $159,763 in 2002	1,051,324	914,302

Accounts receivable from related parties	53,718	41,332

Inventories	393,621	372,222

Prepaid expenses and other current assets	258,897	239,172

Deferred taxes	185,869	189,879

Total current assets	2,020,751	1,821,700

Property, plant and equipment, net	925,032	917,868

Intangible assets	570,360	550,321

Goodwill	3,211,287	3,192,651

Deferred taxes	32,270	35,741

Other assets	293,237	261,668

Total assets	$7,052,937	$6,779,949

Liabilities and shareholders’ equity

Current liabilities:

Accounts payable	$201,513	$185,949

Accounts payable to related parties	109,772	98,992

Accrued expenses and other current liabilities	462,111	469,228

Accrual for special charge for legal matters	185,883	191,130

Short-term borrowings	116,883	124,964

Short-term borrowings from related parties	—	6,000

Current portion of long-term debt and capital lease obligations	23,284	22,394

Income tax payable	188,754	178,690

Deferred taxes	17,763	18,027

Total current liabilities	1,305,963	1,295,374

Long-term debt and capital lease obligations, less current portion	1,228,644	1,089,210

Other liabilities	151,852	150,685

Pension liabilities	98,071	100,326

Deferred taxes	185,980	169,372

Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	1,163,933	1,145,281

Minority interest	12,633	22,522

Total liabilities	4,147,076	3,972,770

Shareholders’ equity:

Preference shares, no par, €2.56 nominal value, 53,597,700 shares authorized, 26,188,575 issued and outstanding	69,540	69,540

Ordinary shares, no par, €2.56 nominal value, 70,000,000 shares authorized, issued and outstanding	229,494	229,494

Additional paid-in capital	2,737,441	2,736,913

Retained earnings	224,605	154,595

Accumulated other comprehensive loss	(355,219)	(383,363)

Total shareholders’ equity	2,905,861	2,807,179

Total liabilities and shareholders’ equity	$7,052,937	$6,779,949

See accompanying notes to unaudited condensed consolidated financial statements

FRESENIUS MEDICAL CARE AG

Condensed Consolidated Statements of Cash Flows

For the three months ended March 31, 2003 and 2002
(unaudited)
(in thousands)

	2003	2002

Operating Activities:

Net income	$70,010	$63,432

Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:

Depreciation and amortization	52,846	51,030

Loss on early redemption of trust preferred securities, net of tax	—	11,777

Change in deferred taxes, net	10,494	11,562

Loss on sale of fixed assets	284	164

Compensation expense related to stock options	508	354

Changes in assets and liabilities, net of amounts from businesses acquired:

Trade accounts receivable, net	14,095	(541)

Inventories	(13,593)	(21,291)

Prepaid expenses, other current and non-current assets	6,740	(21,014)

Accounts receivable from/payable to related parties	(3,214)	1,496

Accounts payable, accrued expenses and other current and non-current liabilities	(18,456)	(26,056)

Income tax payable	5,472	(429)

Net cash provided by operating activities	125,186	70,484

Investing Activities:

Purchases of property, plant and equipment	(43,696)	(54,794)

Proceeds from sale of property, plant and equipment	2,781	4,439

Acquisitions and investments, net of cash acquired	(28,083)	(8,962)

Net cash used in investing activities	(68,998)	(59,317)

Financing Activities:

Proceeds from short-term borrowings	17,408	38,588

Repayments of short-term borrowings	(32,692)	(22,001)

Proceeds from short-term borrowings from related parties	—	14,653

Repayments of short-term borrowings from related parties	(6,000)	(15,000)

Proceeds from long-term debt	738,517	377,561

Principal payments of long-term debt and capital lease obligations	(622,300)	(46,237)

Redemption of trust preferred securities	—	(376,200)

(Decrease) increase of accounts receivable securitization program	(133,000)	28,076

Proceeds from exercise of stock options	20	318

Redemption of Series D Preferred Stock of subsidiary	(8,906)	—

Change in minority interest	407	730

Net cash (used in) provided by financing activities	(46,546)	488

Effect of exchange rate changes on cash and cash equivalents	2,887	2,213

Cash and Cash Equivalents:

Net increase in cash and cash equivalents	12,529	13,868

Cash and cash equivalents at beginning of period	64,793	61,572

Cash and cash equivalents at end of period	$77,322	$75,440

See accompanying notes to unaudited condensed consolidated financial statements

FRESENIUS MEDICAL CARE AG

Consolidated Statement of Shareholders’ Equity

For the three months ended March 31, 2003 (unaudited) and year ended December 31, 2002
(in thousands, except share data)

	Preference Shares		Ordinary Shares

	Number		Number		Additional
	of	No par	of	No par	paid in	Retained
	shares	value	shares	value	capital	earnings

Balance at December 31, 2001	26,176,508	$69,512	70,000,000	$229,494	$2,735,265	$(58,452)

Proceeds from exercise of options	12,067	28			522

Compensation expense related to stock options					1,126

Dividends paid						(76,743)
Comprehensive income

Net income						289,790

Other comprehensive income related to cash flow hedges

Foreign currency translation adjustment

Minimum pension liability

Comprehensive income

Balance at December 31, 2002	26,188,575	$69,540	70,000,000	$229,494	$2,736,913	$154,595

Proceeds from exercise of options					20

Compensation expense related to stock options					508
Comprehensive income

Net income						70,010

Other comprehensive income related to cash flow hedges

Foreign currency translation adjustment

Minimum pension liability

Comprehensive income

Balance at March 31, 2003	26,188,575	$69,540	70,000,000	$229,494	$2,737,441	$224,605

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Accumulated other
	comprehensive loss

	Foreign		Minimum
	currency	Cash Flow	Pension
	translation	Hedges	Liability	Total

Balance at December 31, 2001	$(308,392)	$(50,683)	$—	$2,616,744

Proceeds from exercise of options				550

Compensation expense related to stock options				1,126

Dividends paid				(76,743)
Comprehensive income

Net income				289,790

Other comprehensive income related to cash flow hedges		33,501		33,501

Foreign currency translation adjustment	(38,432)			(38,432)

Minimum pension liability			(19,357)	(19,357)

Comprehensive income				265,502

Balance at December 31, 2002	$(346,824)	(17,182)	(19,357)	$2,807,179

Proceeds from exercise of options				20

Compensation expense related to stock options				508
Comprehensive income

Net income				70,010

Other comprehensive income related to cash flow hedges		14,003		14,003

Foreign currency translation adjustment	14,141			14,141

Minimum pension liability				—

Comprehensive income				98,154

Balance at March 31, 2003	$(332,683)	(3,179)	(19,357)	$2,905,861

See accompanying notes to unaudited condensed consolidated financial statements

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements

(unaudited)
(in thousands, except share and per share data)

1.	The Company and Basis of Presentation

     The Company

      Fresenius Medical Care AG (“FMC AG” or the “Company”) is a German stock corporation (Aktiengesellschaft). The Company is primarily engaged in (i) providing kidney dialysis services, clinical laboratory testing and renal diagnostic services and (ii) manufacturing and distributing products and equipment for dialysis treatment.

Basis of Presentation

     a) Basis of Consolidation

      The condensed consolidated financial statements at March 31, 2003 and for the three-month periods ended March 31, 2003 and 2002 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company’s 2002 Annual Report on Form 20-F. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

      The results of operations for the three-month period ended March 31, 2003 are not necessarily indicative of the results of operations for the fiscal year ending December 31, 2003.

     b) Classifications

      Certain items in the prior year’s comparative consolidated financial statements have been reclassified to conform with the current year’s presentation.

2.     Special Charge for Legal Matters

      In the fourth quarter of 2001, the Company recorded a $258,159 ($177,159 after tax) special charge to address 1996 merger-related legal matters, estimated liabilities and legal expenses arising in connection with the W.R. Grace Chapter 11 proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers (see Note 11).

      The Company accrued $172,034 principally representing a provision for income taxes payable for the years prior to the 1996 merger for which the Company has been indemnified by W.R. Grace, but may ultimately be obligated to pay as a result of W.R. Grace’s Chapter 11 filing. In addition, that amount included the costs of defending the Company in litigation arising out of W.R. Grace’s Chapter 11 filing (see Note 11).

      The Company included $55,489 in the special charge to provide for settlement obligations, legal expenses and the resolution of disputed accounts receivable relating to various insurance companies (see Note 11).

      The $30,636 remaining amount of the special charge was accrued mainly for (i) assets and receivables that are impaired in connection with other legal matters and (ii) anticipated expenses associated with the continued defense and resolution of the legal matters.

      At March 31, 2003, there is a remaining balance of $185,883 for the accrual for the special charge for legal matters. The Company believes that these reserves are adequate for the settlement of all matters described above. During the three months ended March 31, 2003, $5,247 in charges were applied against the accrued special charge for legal matters.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

3.     Debt and Capital Lease Obligations

      At March 31, 2003 and December 31, 2002, long term debt and capital lease obligations consisted of the following:

	March 31,	December 31,
	2003	2002

Senior credit agreement	$1,000,626	$861,900

Capital leases	10,072	10,645

Euro-notes	140,001	134,758

Other	101,229	104,301

	1,251,928	1,111,604

Less current maturities	(23,284)	(22,394)

	$1,228,644	$1,089,210

2003 Senior Credit Agreement

      On February 21, 2003, the Company entered into an amended and restated bank agreement (hereafter “2003 Senior Credit Agreement”) with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the “Lenders”), pursuant to which the Lenders have made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1,500,000 through three credit facilities:

•	a revolving credit facility of up to $500,000 (of which up to $250,000 is available for letters of credit, up to $300,000 is available for borrowings in certain non-U.S. currencies, up to $75,000 is available as swing lines in U.S. dollars, up to $250,000 is available as a competitive loan facility and up to $50,000 is available as swing lines in certain non-U.S. currencies, the total of which cannot exceed $500,000) which will be due and payable on October 31, 2007.

•	a term loan facility (“Loan A”) of $500,000, also scheduled to expire on October 31, 2007. The terms of the 2003 Senior Credit Agreement require payments that permanently reduce the term loan facility. The repayment begins in the third quarter of 2004 and amounts to $25,000 per quarter. The remaining amount outstanding is due on October 31, 2007.

•	a term loan facility (“Loan B”) of $500,000 scheduled to expire in February 2010 with a repayment provision that if the Trust Preferred Securities due February 1, 2008 are not repaid, refinanced or have their maturity extended prior to October 2007, repayment of Loan B will be on October 31, 2007. The terms of the 2003 Senior Credit Agreement require repayments of 0.25% per quarter beginning with the second quarter of 2003.

      For the revolving credit facility and Loan A, interest will be at a rate equal to LIBOR plus an applicable margin, or base rate, defined as the higher of the Bank of America prime rate or the Federal Funds rate plus 0.5% plus the applicable margin. The applicable margin is variable and depends on the ratio of funded debt to EBITDA as defined in the credit agreement. The initial interest rate for Loan B is LIBOR plus 2.5%. Fees are also payable at a percentage (initially 0.50%) per annum on the portion of the 2003 Senior Credit Agreement not used.

      In addition to scheduled principal payments, the 2003 Senior Credit Agreement will be reduced by portions of the net cash proceeds from certain sales of assets, securitization transactions and the issuance of subordinated debt and equity securities.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      The 2003 Senior Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions substantially similar to the previous senior credit agreement. Some of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain ratios defined in the agreement. Additionally, the Senior Credit Agreement provides for a dividend restriction which amounts to $130,000 in 2003.

4.     Redemption of Trust Preferred Securities

      On February 14, 2002, FMC AG redeemed the entire $360,000 aggregate liquidation amount outstanding of its 9% Trust Preferred Securities due 2006, utilizing funds borrowed under FMC AG’s 1996 senior credit agreement. The terms of the securities, which were issued in 1996, provided for optional redemption commencing December 1, 2001 at a redemption price of 104.5% of the liquidation amount, plus distributions accrued to the redemption date. FMC AG redeemed the securities at a price of $1,045 per $1,000 liquidation amount plus accrued distributions of $18.25 per $1,000. At that time an extraordinary loss of $11,777 was recorded as a result of the early redemption of debt, consisting of $16,200 of redemption premium and $3,317 of write-off of associated debt issuance costs, net of a $7,740 tax benefit. As of January 1, 2003 the Company adopted SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections in regard to SFAS No. 4. As a result, the loss is no longer presented as an extraordinary loss, but in interest expense, with the related income tax effect included in income taxes.

5.     Acquisitions

      During the three months ended March 31, 2003, the Company acquired certain health care and distribution facilities for a total consideration of $33,711. $28,083 of the total consideration was paid in cash.

6.     Inventories

      As of March 31, 2003 and December 31, 2002, inventories consisted of the following:

	March 31,	December 31,
	2003	2002

Raw materials and purchased components	$82,017	$79,760

Work in process	27,262	26,233

Finished goods	217,366	196,830

Health care supplies	66,976	69,399

Inventories	$393,621	$372,222

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

7.     Intangible Assets and Goodwill

      The carrying value and accumulated amortization of intangible assets are as follows:

	March 31, 2003		December 31, 2002

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortizable Intangible Assets

Patient relationships	$251,550	$(196,762)	$249,069	$(191,571)

Patents	14,742	(12,779)	14,395	(12,317)

Distribution rights	10,547	(6,367)	10,226	(5,886)

Other	160,757	(75,679)	155,317	(72,217)

	$437,596	$(291,587)	$429,007	$(281,991)

	Carrying	Carrying
	Amount	Amount

Non-Amortizable Intangible Assets

Tradename	220,580	220,249

Management Contracts	203,771	183,056

Intangible assets	$424,351	$403,305

      Amortization expense for amortizable intangible assets at March 31, 2003 is estimated to be $24,192 for the remainder of 2003, $24,632 for 2004, $22,078 for 2005, $16,513 for 2006 and $12,177 for 2007.

Goodwill

      Increases in the carrying amount of goodwill are a result of this quarters acquisitions totaling $33,711 (see Note 5). The segment detail is as follows:

	North
	America	International	Corporate	Total

Balance as of January 1, 2003	$2,940,326	$252,325	$—	$3,192,651

Goodwill acquired during year, net	13,493	11,163	—	11,154

Reclassifications	(15,610)	(9)	—	(2,117)

Currency Translation	—	9,599	—	9,599

Balance as of March 31, 2003	$2,938,209	$273,078	$—	$3,211,287

8.     Minority Interest

Class D Preferred Stock

      On February 4, 2003, the Company and Fresenius Medical Care Holdings, Inc.(“FMCH”) announced that FMCH was exercising its right to redeem all of the outstanding shares of Class D Preferred Stock (“Class D Shares”) of FMCH. The Class D Shares were issued to the common shareholders of W.R. Grace & Co. in connection with the 1996 combination of the worldwide dialysis business of Fresenius AG with the dialysis business of W.R. Grace & Co. to form the Company.

      Commencing on March 28, 2003, Class D Shares that were properly transferred to, and received by, the redemption agent were redeemed at a redemption price of $0.10 per share. FMCH redeemed the 89 million outstanding Class D Shares at a total cash outflow of $8,906. This transaction had no earnings impact for the

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

Company. After March 28, 2003 the Class D Shares ceased to be issued and outstanding shares of FMCH’s capital stock and were restored to the status of authorized but unissued shares of preferred stock.

9.     Stock Options

      The Company accounts for its stock option plans using the intrinsic value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as allowed by SFAS No. 123, Accounting for Stock-Based Compensation, subject to complying with the additional disclosure requirements of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. As such, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the measurement date. For stock incentive plans which are performance based, the Company recognizes compensation expense over the vesting periods, based on the then current market values of the underlying stock.

      The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation.

	For the three months
	ended March 31,

	2003	2002

Net income:

As reported	$70,010	$63,432

Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	508	354

Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(3,131)	(2,955)

Pro forma	$67,387	$60,831

Basic and fully diluted net income per:
Ordinary share

As reported	$0.72	$0.66

Pro forma	$0.70	$0.63
Preference share

As reported	$0.74	$0.67

Pro forma	$0.72	$0.64

      During the three months ended March 31, 2003, no options were granted to board members or employees. As of March 31, 2003, the Management Board held 350,824 options and employees held 3,192,043 options. In the first quarter of 2003, 14,009 FMC Rollover Plan options were exercised by employees. In connection therewith, Fresenius AG transferred 4,670 Ordinary shares to employees and remitted approximately $20 to the Company. During the same period, no Rollover Plan options were canceled. These funds have been accounted for as a capital contribution within additional paid-in capital.

      During the three months ended March 31, 2003, no stock options were exercised under FMC 98 Plan 1 or FMC 98 Plan 2. During the same period, 8,180 stock options were cancelled under FMC 98 Plan 1 and 8,572 were cancelled under FMC 98 Plan 2.

      No convertible bonds were exercised and 8,307 were cancelled under the 2001 International Stock Incentive Program in the first quarter of 2003.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      The following tables are reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three-month periods ended March 31, 2003 and 2002.

	For the three months
	ended March 31,

	2003	2002

Numerators:

Net income	$70,010	$63,432

less:

Preference on Preference shares	416	339

Income available to Preference shares only	416	339

Income available to all classes of shares	$69,594	$63,093

Denominators:

Weighted average number of:

Ordinary shares outstanding	70,000,000	70,000,000

Preference shares outstanding	26,188,575	26,176,604

Total weighted average shares outstanding	96,188,575	96,176,604

Potentially dilutive Preference shares	2,238	254,459

Total weighted average shares outstanding assuming dilution	96,190,813	96,431,063

Total weighted average Preference shares outstanding assuming dilution	26,190,813	26,431,063

Basic and fully diluted income per Ordinary share	$0.72	$0.66

Plus preference per Preference shares	0.02	0.01

Basic and fully diluted income per Preference share	$0.74	$0.67

10.     Pension Plans

      During the first quarter of 2002, the Company recorded a gain of approximately $13,100 resulting from the curtailment of the Company’s defined benefit and supplemental executive retirement plans. The Company has retained all employee pension obligations as of the closing date for the fully vested and frozen benefits for all employees.

11.     Commitments and Contingencies

Legal Proceedings

     Commercial Litigation

      The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to National Medical Care, Inc. (“NMC”), which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the obligation of the Company. In particular, W.R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W.R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122,100 in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21,200 of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation and that W.R. Grace & Co. is seeking a settlement of the Service’s claims. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify the Company against this and other pre-Merger and Merger related tax liabilities.

      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

      On February 6, 2003, the Company reached a definitive agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Subsequently, the settlement agreement was amended and W.R. Grace & Co. was added as a settling party. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement is subject to the approval of the U.S. District Court. On April 15, 2003, W.R. Grace & Co. and the asbestos creditors’ committees filed a motion before the U.S. District Court, seeking court approval of the Settlement Agreement and entry of a court order implementing the settlement. The foregoing summary of the material terms of the settlement is qualified in its entirety by reference to the full text of the Settlement Agreement. The Settlement Agreement has been filed with the Securities and Exchange Commission.

      Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air Corporation (“Sealed Air”) to confirm the Company’s entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions to the Company’s payment obligation, this litigation will be dismissed with prejudice.

      In April 2003, the Company, FMCH, NMC, and certain NMC subsidiaries agreed to settle all litigation filed by a group of insurance companies concerning allegations of inappropriate billing practices and misrepresentations and the Company’s counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments. The costs of the settlement will be charged against previously established accruals. See Note 2, “Special Charge for Legal Matters.” Other private payors have contacted the Company

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

regarding similar claims and may file their own lawsuit seeking reimbursement and other damages. Although the ultimate outcome on the Company of any such additional proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the Company’s business, financial condition and results of operations.

     Other Litigation and Potential Exposures

      From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

      The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the U.S. Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which the Company conduct its business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the U.S. government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and expects continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

      The Company operates many facilities throughout the U.S. and other parts of the world. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon the Company and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company’s reputation and business.

      The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company’s business, financial condition, and results of operations.

     Accrued Special Charge for Legal Matters

      At December 31, 2001, the Company recorded a pre-tax special charge of $258,000 to reflect anticipated expenses associated with the continued defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlement with insurers are charged against this accrual. While the Company believes that its remaining accruals reasonably estimate the Company’s currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that the actual costs incurred by the Company will not exceed the amount of these accruals.

12.     Financial Instruments

Market Risk

      The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions with investment grade financial institutions as authorized by the Company’s Management Board. The Company does not use financial instruments for trading purposes.

      The Company conducts its financial instrument activity under the control of a single centralized department. The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

     Foreign Exchange Risk Management

      The Company conducts business on a global basis in several international currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of the Company’s international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements. The Company employs, to a limited extent, forward contracts to hedge its currency exposure. The Company’s policy, which has been consistently followed, is that forward currency contracts and options be used only for the purpose of hedging foreign currency exposure.

      The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lending and borrowings, including intercompany borrowings. The Company sells significant amounts of products from its manufacturing facilities in Germany to its other international operations. In general, the German sales are denominated in euro. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted.

      Changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted product purchases are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax gains of $4,970 ($7,496 pretax) at March 31, 2003 are deferred in accumulated other comprehensive income and will be reclassified into earnings over the next year.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges for forecasted intercompany financing transactions are reported in accumulated other comprehensive income. After tax gains of $51,768 ($85,357 pretax) at March 31, 2003 were deferred in accumulated other comprehensive income.

      The Company’s foreign exchange contracts contain credit risk in that its bank counterparties may be unable to meet the terms of the agreements. The potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties.

     Interest Rate Risk Management

      The Company enters into derivatives, particularly interest rate swaps, to protect interest rate exposures arising from long-term and short-term borrowings and accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.

      The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in U.S. dollars into fixed interest rate payments. After tax losses of $59,562 ($99,324 pretax) at March 31, 2003, were deferred in accumulated other comprehensive loss.

      The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in yen into fixed interest rate payments. After tax losses of $355 ($612 pretax) at March 31, 2003, were deferred in accumulated other comprehensive loss.

      FMC AG is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The current credit exposure of derivatives is represented by the fair value of contracts with a positive fair value at the reporting date.

13.     Business Segment Information

      The Company has identified three segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing kidney dialysis and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and renal diagnostic services. The Company has aggregated the International and Asia Pacific operating segments as “International”. The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

      Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income, referred to as earnings before interest and taxes (EBIT) in previous filings. In addition to operating income (EBIT), management believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment’s and the Company’s ability to generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company’s senior bank credit agreement and indentures relating to the Company’s trust preferred securities.

      EBITDA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

measure of cash flows. Because EBITDA and EBIT not calculated consistently by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies. EBIT as calculated by other companies might not be equivalent to operating income.

      Approximately 43% of the Company’s worldwide revenue is derived from sources subject to regulations under U.S. governmental programs.

      Information pertaining to the Company’s business segments for the three-month period ended March 31, 2003 and 2002 is set forth below:

	North
	America	International	Corporate	Total

Three months ended March 31, 2003

Net revenue external customers	$929,491	$369,944	$—	$1,299,435

Inter-segment revenue	251	8,456	(8,707)	—

Total net revenue	929,742	378,400	(8,707)	1,299,435

EBITDA	153,593	73,760	(5,677)	221,676

Depreciation and amortization	(31,360)	(21,002)	(484)	(52,846)

Operating income (EBIT)	122,233	52,758	(6,161)	168,830

Segment assets	5,180,045	1,834,902	37,990	7,052,937

Capital expenditures and acquisitions	40,768	31,009	2	71,779
Three months ended March 31, 2002

Net revenue external customers	$892,484	$294,020	$—	$1,186,504

Inter-segment revenue	—	7,056	(7,056)	—

Total net revenue	892,484	301,076	(7,056)	1,186,504

EBITDA	161,633	66,871	(3,579)	224,925

Depreciation and amortization	(35,317)	(15,554)	(159)	(51,030)

Operating income (EBIT)	126,316	51,317	(3,738)	173,895

Segment assets	5,009,502	1,427,334	47,707	6,484,543

Capital expenditures and acquisitions	29,656	34,092	8	63,756

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	Three months ended
	March 31,

	2003	2002

Reconciliation of measures to consolidated totals

Total EBITDA of reporting segments	$227,353	$228,504

Total depreciation and amortization	(52,846)	(51,030)

Corporate expenses	(5,677)	(3,579)

Interest expense	(57,023)	(74,984)

Interest expense on obligation related to settlement		—

Interest income	3,277	2,229

Total income before income taxes and minority interest	$115,084	$101,140

Total operating income of reporting segments	174,991	177,633

Corporate expenses	(6,161)	(3,738)

Interest expense	(57,023)	(74,984)

Interest expense on obligation related to settlement	—	—

Interest income	3,277	2,229

Total income before income taxes and minority interest	$115,084	$101,140

14.     Supplementary Cash Flow Information

      The following additional information is provided with respect to the condensed consolidated statements of cash flows:

	Three months
	ended March 31,

	2003	2002

Supplementary cash flow information:

Cash paid for interest	$53,490	$50,884

Cash paid for income taxes	$30,325	$36,703

Supplemental disclosures of cash flow information:

Details for acquisitions:

Assets acquired	$38,655	$11,754

Liabilities assumed	4,745	1,582

Notes assumed in connection with acquisition	5,628	—

Cash paid	28,282	10,172

Less cash acquired	199	1,210

Net cash paid for acquisitions	$28,083	$8,962

15.     Supplemental Condensed Combining Information

      FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of FMC AG, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC AG and by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a wholly-owned subsidiary of FMC AG, and by FMCH, a substantially wholly-owned subsidiary of FMC (D-GmbH and FMCH being “Guarantor Subsidiaries”). The

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

following combining financial information for the Company is as of March 31, 2003 and December 31, 2002 and for the three-months ended March 31, 2003 and 2002, segregated between FMC AG, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, FMC AG and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. Separate financial statements and other disclosures concerning D-GmbH are not presented herein because management believes that they are not material to investors. FMCH files consolidated financial statements with the United States Securities and Exchange Commission.

      Additionally dividends from FMCH, a substantially wholly-owned subsidiary, were limited until February 21, 2003, as a result of a restriction on dividends from its subsidiary, NMC, and its subsidiaries under the 1996 senior credit agreement. As a result of this restriction, parent company only financial information is presented under the column FMC AG. Under the 2003 Senior Credit Agreement (see Note 3), intercompany dividends are no longer restricted.

	For the three month period ended March 31, 2003

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$186,525	$—	$1,318,900	$(205,990)	$1,299,435

Cost of revenue	—	115,983	—	971,892	(205,388)	882,487

Gross profit	—	70,542	—	347,008	(602)	416,948

Operating expenses:

Selling, general and administrative	4,702	32,347	—	198,414	1,712	237,175

Research and development	431	7,541	—	2,971	—	10,943

Operating (loss) income	(5,133)	30,654	—	145,623	(2,314)	168,830

Other (income) expense:

Interest, net	7,288	3,537	12,977	39,144	(9,200)	53,746

Other, net	(90,332)	16,691	(53,095)	—	126,736	—

Income before income taxes and minority interest	77,911	10,426	40,118	106,479	(119,850)	115,084

Income tax expense (benefit)	7,901	12,007	(5,191)	43,721	(13,901)	44,537

Income before minority interest	70,010	(1,581)	45,309	62,759	(105,949)	70,547

Minority interest	—	—	—	—	537	537

Net income	$70,010	$(1,581)	$45,309	$62,759	$(106,486)	$70,010

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the three month period ended March 31, 2002

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$154,966	$—	$1,197,353	$(165,815)	$1,186,504

Cost of revenue	—	94,344	—	877,391	(162,553)	809,182

Gross profit	—	60,622	—	319,962	(3,262)	377,322

Operating expenses:

Selling, general and administrative	2,754	21,509	—	169,855	—	194,118

Research and development	43	6,613	—	2,653	—	9,309

Operating (loss) income	(2,797)	32,500	—	147,454	(3,262)	173,895

Other (income) expense:

Interest, net	6,551	2,058	16,697	55,872	(8,423)	72,755

Other, net	(81,925)	18,303	(50,476)	—	114,098	—

Income before income taxes and minority interest	72,577	12,139	33,779	91,582	(108,937)	101,140

Income tax expense (benefit)	9,145	11,756	(6,679)	34,329	(11,703)	36,848

Income before minority interest	63,432	383	40,458	57,253	(97,234)	64,292

Minority interest	—	—	—	—	860	860

Net income	$63,432	$383	$40,458	$57,253	$(98,094)	$63,432

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	At March 31, 2003

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:

Cash and cash equivalents	$32	$198	$—	$77,092	$—	$77,322

Trade accounts receivable, less allowance for doubtful accounts	—	108,110	—	943,214	—	1,051,324

Accounts receivable from related parties	657,818	280,348	208,087	571,904	(1,664,439)	53,718

Inventories	—	105,370	—	329,384	(41,133)	393,621

Prepaid expenses and other current assets	4,878	16,616	151	235,828	1,424	258,897

Deferred taxes	—	—	—	166,094	19,775	185,869

Total current assets	662,728	510,642	208,238	2,323,516	(1,684,373)	2,020,751

Property, plant and equipment, net	69	78,550	—	871,006	(24,593)	925,032

Intangible assets	688	5,347	—	566,726	(2,401)	570,360

Goodwill	—	2,981	—	3,208,306	—	3,211,287

Deferred taxes	—	—	—	19,948	12,322	32,270

Other assets	3,386,138	21,982	2,782,112	1,130,737	(7,027,732)	293,237

Total assets	$4,049,623	$619,502	$2,990,350	$8,120,239	$(8,726,777)	$7,052,937

Current liabilities:

Accounts payable	$290	$18,829	$—	$182,394	$—	$201,513

Accounts payable to related parties	374,010	319,736	75,973	1,188,530	(1,848,477)	109,772

Accrued expenses and other current liabilities	34,144	66,398	428	359,036	2,105	462,111

Accrual for special charge for legal matters	—	—	—	185,883	—	185,883

Short-term borrowings	—	—		116,883	—	116,883

Current portion of long-term debt and capital lease obligations	2,806	1,673	2,200	16,605	—	23,284

Income tax payable	99,131	2,565	—	87,058	—	188,754

Deferred taxes	17,483	3,910	—	6,041	(9,671)	17,763

Total current liabilities	527,864	413,111	78,601	2,142,430	(1,856,043)	1,305,963

Long term debt and capital lease obligations, less current portion	282,100	1,768	1,153,329	278,502	(487,055)	1,228,644

Long term borrowings from related parties	328,272	—	—	—	(328,272)	—

Other liabilities	—	4,628	—	144,818	2,406	151,852

Pension liabilities	612	38,888	—	58,571	—	98,071

Deferred taxes	4,914	3,475	—	164,338	13,253	185,980

Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiary	—	—	—	1,163,933	—	1,163,933

Minority interest	—	—	7,412	—	5,221	12,633

Total liabilities	1,143,762	461,870	1,239,342	3,952,592	(2,650,490)	4,147,076

Shareholders’ equity:	2,905,861	157,632	1,751,008	4,167,647	(6,076,287)	2,905,861

Total liabilities and shareholders’ equity	$4,049,623	$619,502	$2,990,350	$8,120,239	$(8,726,777)	$7,052,937

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	At December 31, 2002

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:

Cash and cash equivalents	$488	$151	$—	$64,154	$—	$64,793

Trade accounts receivable, less allowance for doubtful accounts	—	101,294	—	813,008	—	914,302

Accounts receivable from related parties	616,292	269,637	207,337	1,254,944	(2,306,878)	41,332

Inventories	—	93,935	—	315,906	(37,619)	372,222

Prepaid expenses and other current assets	3,043	17,220	—	217,485	1,424	239,172

Deferred taxes	—	—	—	172,401	17,478	189,879

Total current assets	619,823	482,237	207,337	2,837,898	(2,325,595)	1,821,700

Property, plant and equipment, net	84	78,320	—	864,980	(25,516)	917,868

Intangible assets	759	5,535	—	544,027	—	550,321

Goodwill	—	2,869	—	3,189,782	—	3,192,651

Deferred taxes	—	—	—	22,778	12,963	35,741

Other assets	3,284,550	20,252	2,712,725	1,101,666	(6,857,525)	261,668

Total assets	$3,905,216	$589,213	$2,920,062	$8,561,131	$(9,195,673)	$6,779,949

Current liabilities:

Accounts payable	$434	$21,505	$—	$164,010	$—	$185,949

Accounts payable to related parties	384,456	303,039	761,733	1,135,046	(2,485,282)	98,992

Accrued expenses and other current liabilities	32,229	58,606	—	374,910	3,483	469,228

Accrual for special charge for legal matters	—	—	—	191,130	—	191,130

Short-term borrowings	13	—	—	124,951	—	124,964

Short-term borrowings from related parties	—	—	—	6,000	—	6,000

Current portion of long-term debt and capital lease obligations	—	1,771	—	20,623	—	22,394

Income tax payable	95,715	—	—	82,975	—	178,690

Deferred taxes	16,403	5,184	—	6,676	(10,236)	18,027

Total current liabilities	529,250	390,105	761,733	2,106,321	(2,492,035)	1,295,374

Long term debt and capital lease obligations, less current portion	249,416	1,985	435,529	897,620	(495,340)	1,089,210

Long term borrowings from related parties	315,979	—		—	(315,979)	—

Other liabilities	—	4,333	—	141,723	4,629	150,685

Pension liabilities	567	36,299	—	63,460	—	100,326

Deferred taxes	2,825	2,585	—	150,714	13,248	169,372

Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiary	—	—	—	1,145,281	—	1,145,281

Minority interest	—	—	16,318	—	6,204	22,522

Total liabilities	1,098,037	435,307	1,213,580	4,505,119	(3,279,273)	3,972,770

Shareholders’ equity:	2,807,179	153,906	1,706,482	4,056,012	(5,916,400)	2,807,179

Total liabilities and shareholders’ equity	$3,905,216	$589,213	$2,920,062	$8,561,131	$(9,195,673)	$6,779,949

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the three month period ended March 31, 2003

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:

Net income	$70,010	$(1,581)	$45,309	$62,759	$(106,486)	$70,010

Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:

Equity affiliate income	(51,202)	—	(53,095)	—	104,297	—

Depreciation and amortization	484	5,917	—	48,571	(2,126)	52,846

Change in deferred taxes, net	2,383	(676)	—	10,907	(2,120)	10,494

Loss (gain) on sale of fixed assets	—	349	—	(65)	—	284

Compensation expense related to stock options	508	—	—	—	—	508

Changes in assets and liabilities, net of amounts from businesses acquired or disposed of:

Trade accounts receivable, net	—	(2,832)	—	16,927	—	14,095

Inventories	—	(7,664)	—	(8,785)	2,856	(13,593)

Prepaid expenses and other current and non-current assets	(618)	715	420	6,402	(179)	6,740

Accounts receivable from/ payable to related parties	(12,944)	4,642	(686,510)	698,454	(6,856)	(3,214)

Accounts payable, accrued expenses and other current and non-current liabilities	292	3,263	428	(21,248)	(1,191)	(18,456)

Income tax payable	(304)	2,526	(5,191)	8,441	—	5,472

Net cash provided by operating activities	8,609	4,659	(698,639)	822,362	(11,805)	125,186

Investing Activities:

Purchases of property, plant and equipment	(2)	(3,026)	—	(41,891)	1,223	(43,696)

Proceeds from sale of property, plant and equipment	—	143	—	2,638	—	2,781

Disbursement of loans to related parties	(20,658)	—	—	—	20,658	—

Acquisitions and investments, net of cash acquired	(18,188)	(1,283)	—	(24,901)	16,289	(28,083)

Net cash used in investing activities	(38,848)	(4,167)	—	(64,153)	38,170	(68,998)

Financing activities:

Short-term borrowings, net	(13)	—	—	(21,271)	—	(21,284)

Long-term debt and capital lease obligations, net	29,764	(454)	707,675	(600,110)	(20,658)	116,217

Decrease of accounts receivable securitization program	—	—	—	(133,000)	—	(133,000)

Proceeds from exercise of stock options	20	—	—	—	—	20

Redemption of Series D Trust Preferred Stock	—	—	(8,906)	—	—	(8,906)

Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	16,108	(16,108)	—

Dividends paid	—	—	—	(9,189)	9,189	—

Change in minority interest	—	—	(130)	—	537	407

Net cash provided by (used in) financing activities	29,771	(454)	698,639	(747,462)	(27,040)	(46,546)

Effect of exchange rate changes on cash and cash equivalents	12	9	—	2,191	675	2,887

Cash and Cash Equivalents:

Net increase in cash and cash equivalents	(456)	47	—	12,938	—	12,529

Cash and cash equivalents at beginning of period	488	151	—	64,154	—	64,793

Cash and cash equivalents at end of period	$32	$198	$—	$77,092	$—	$77,322

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the three month period ended March 31, 2002

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:

Net income	$63,432	$383	$40,458	$57,253	$(98,094)	$63,432

Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:

Equity affiliate income	(103,877)	—	(50,476)	—	154,353	—

Depreciation and amortization	159	4,424	—	47,961	(1,514)	51,030

Loss on early redemption of trust preferred securities, net of tax	2,057	—	—	9,720	—	11,777

Change in deferred taxes, net	729	(45)	—	10,753	125	11,562

(Gain) loss on sale of fixed assets	—	(197)	—	361	—	164

Compensation expense related to stock options	354	—	—	—	—	354

Changes in assets and liabilities, net of amounts from businesses acquired or disposed of:

Trade accounts receivable, net	—	(2,948)	—	2,407	—	(541)

Inventories	—	(3,103)	—	(21,289)	3,101	(21,291)

Prepaid expenses and other current and non-current assets	(6,972)	539	373	(14,954)	—	(21,014)

Accounts receivable from/ payable to related parties	39,871	10,259	16,454	25,015	(90,103)	1,496

Accounts payable, accrued expenses and other current and non-current liabilities	1,348	(5,381)	—	(22,287)	264	(26,056)

Income tax payable	9,676	—	(6,679)	(3,426)	—	(429)

Net cash provided by operating activities	6,777	3,931	130	91,514	(31,868)	70,484

Investing Activities:

Purchases of property, plant and equipment	(8)	(4,899)	—	(51,683)	1,796	(54,794)

Proceeds from sale of property, plant and equipment	—	293	—	4,146	—	4,439

Disbursement of loans to related parties	(376,698)	—	—	—	376,698	—

Acquisitions and investments, net of cash acquired	(7,927)	—	—	(7,485)	6,450	(8,962)

Net cash used in investing activities	(384,633)	(4,606)	—	(55,022)	384,944	(59,317)

Financing activities:

Short-term borrowings, net	14,037	—	—	2,203	—	16,240

Long-term debt and capital lease obligations, net	359,905	(338)	—	348,455	(376,698)	331,324

Redemption of trust preferred securities	—	—	—	(376,200)	—	(376,200)

Increase of accounts receivable securitization program	—	—	—	28,076	—	28,076

Proceeds from exercise of stock options	318	—	—	—	—	318

Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	6,450	(6,450)	—

Dividends paid	—	—	—	(29,212)	29,212	—

Change in minority interest	—	—	(130)	—	860	730

Net cash provided by (used in) financing activities	374,260	(338)	(130)	(20,228)	(353,076)	488

Effect of exchange rate changes on cash and cash equivalents	3,596	992	—	(2,375)	—	2,213

Cash and Cash Equivalents:

Net increase in cash and cash equivalents	—	(20)	—	13,888	—	13,868

Cash and cash equivalents at beginning of period	16	33	—	61,523	—	61,572

Cash and cash equivalents at end of period	$16	$13	$—	$75,411	$—	$75,440

FRESENIUS MEDICAL CARE AG

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2003 and 2002

The Company

      Fresenius Medical Care AG was created by the conversion of Sterilpharma GmbH, a limited liability company under German law organized in 1975, into a stock corporation under German law (Aktiengesellschaft). A shareholder’s meeting on April 17, 1996 adopted the resolutions for this conversion and the commercial register registered the conversion on August 5, 1996.

      On September 30, 1996, we consummated a series of transactions under an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace & Co., which we refer to as “our formation” or the “Merger” elsewhere in this report. Pursuant to that agreement, Fresenius AG contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 35,210,000 Fresenius Medical Care Ordinary shares. Thereafter, we acquired:

•	all of the outstanding common stock of W.R. Grace & Co., whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business, in exchange for 31,360,000 Ordinary shares; and

•	the publicly-held minority interest in Fresenius USA, in exchange for 3,430,000 Ordinary shares.

      Effective October 1, 1996, we contributed all our shares in Fresenius USA to Fresenius Medical Care Holdings, which conducts business under the trade name Fresenius Medical Care North America, and which is the holding company for all of our operations in the U.S. and Canada and manufacturing operations in Mexico.

      You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG in conjunction with our unaudited condensed consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.

Financial Condition and Results of Operations

      The tables below present disaggregated information for our Company. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

      This section contains forward-looking statements. We made these forward-looking statements based on our management’s expectations and beliefs concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Such statements include the matters referred to in the Introduction of our 2002 Annual Report on Form 20-F.

      Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

•	intense competition;

•	foreign exchange rate fluctuations;

•	varying degrees of acceptance of new product introductions;

•	changes in reimbursement rates;

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2003 and 2002 — (Continued)

•	technological developments in our industry;

•	uncertainties in litigation,

•	regulatory developments in the health care sector; and

•	the availability of financing.

      Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

      Developments in any of these areas, which are more fully described in Part I, “Item 3 — Key Information” and in “Item 5 — Operating and Financial Review and Prospects” of our 2002 Annual Report on Form 20-F, each of which is incorporated into this section by reference, could cause our results to differ materially from the results that have been or may be projected by or on our behalf.

Overview

      Each segment for which information is presented below engages primarily in providing kidney dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally the North America segment performs clinical laboratory testing and renal diagnostic services. Our management board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”).

      Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Our management believes the most appropriate measure in this regard is operating income, referred to in previous filings as earnings before interest and taxes, or EBIT, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest cost relating to financing as a segment measurement. We also regard income taxes to be outside the segment’s control. In addition to operating income, our management also believes that earnings before interest, taxes, depreciation and amortization, or EBITDA, is helpful for investors as a measurement of the segment’s and our Company’s ability to generate cash and to service our financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our senior credit agreement and the indentures relating to our outstanding trust preferred securities.

      You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. EBITDA is a non-U.S. GAAP financial measure. We believe that operating income, or EBIT, is the GAAP financial measure most directly comparable to our computation of EBITDA, and the information in the table below under “Results of Operations” reconciles EBITDA for each of our reporting segments to operating income calculated in accordance with U.S. GAAP. See also Note 13 of the Notes to Condensed Consolidated Financial Statements.

      The discussion under “Results of Operations — Three months ended March 31, 2003 compared to three months ended March 31, 2002” also includes comparisons of the period-to period changes discussed therein at constant exchange rates. We believe that users of our financial statements may find this information useful in considering the effect of exchange rate fluctuations on our operations.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2003 and 2002 — (Continued)

      Because all companies do not calculate EBITDA and EBIT consistently, the presentation in this report may not be comparable to other similarly titled measures of other companies. Because of this, operating income may not be equivalent to EBIT in other companies reporting.

      We generated approximately 43% of our worldwide revenue for the first three months of 2003 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.

      We also derive a significant portion of our net revenues from reimbursement by non-government payors. Historically, these payors’ reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products.

      Our business, financial position and results of operations could also be materially adversely affected by whistleblower actions, by pending litigation with private insurers and by matters arising out of the W.R. Grace & Co. Chapter 11 proceedings. See Part II Item 1 — “Legal Proceedings.”

Results of Operations

      The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2003 and 2002 — (Continued)

	For the three months
	ended March 31,

	2003	2002

	(unaudited)
	(in millions)
Total revenue

North America	$929	$893

International	378	301

Totals	1,307	1,194

Inter-segment revenue

North America	—	—

International	8	7

Totals	8	7

Total net revenue

North America	929	893

International	370	294

Totals	1,299	1,187

EBITDA

North America	154	162

International	74	67

Corporate	(6)	(4)

Totals	222	225

Amortization and depreciation

North America	32	35

International	21	16

Totals	53	51

Operating income (EBIT)

North America	122	126

International	53	51

Corporate	(6)	(3)

Totals	169	174

Interest income	3	2

Interest expense	(57)	(75)

Income tax expense	(44)	(37)

Minority interest	(1)	(1)

Net income	$70	$63

Three months ended March 31, 2003 compared to three months ended March 31, 2002

      Net revenues for the three months ended March 31, 2003 increased by 10% (7% at constant exchange rates) to $1,299 million from $1,187 million for the comparable period in 2002. Dialysis care revenue grew by 7% to $944 million (7% at constant exchange rates) in the first quarter of 2003 mainly due to the growth in treatments, acquisitions and the transfer of billing for some Medicare peritoneal dialysis patients from Dialysis Products (Method II billing) to Dialysis Services (Method I billing). Dialysis product revenue increased by 16% to $355 million (6% at constant exchange rate) in the same period. The gross profit margin increased from 31.8% to 32.1% in the three months ended March 31, 2003 compared to the same period in 2002. This was mainly due to growth in regions where our cost structure provides higher gross profit margins but also higher selling, general

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2003 and 2002 — (Continued)

and administrative expenses and the effect of a depressed gross profit margin caused by severance costs in the first quarter of 2002. These items were partially offset by lower ancillary and pharmacy margins in North America, price pressure in Germany and the financial crisis in Latin America. Depreciation and amortization expense for the first quarter of 2003 was $53 million compared to $51 million for the same period in 2002.

      Selling, general and administrative costs increased from $194 million in the first three months of 2001 to $237 million in the first three months of 2002 due to foreign exchange losses in Europe and growth in regions with higher selling, general and administrative costs. In addition, the selling, general and administrative costs in the first quarter of 2002 were lowered by a pension curtailment gain. Selling, general and administrative costs as a percentage of sales increased from 16.4% in the first quarter of 2002 compared to 18.3% in the first quarter of 2003. Net income for the period was $70 million as compared to $63 million in 2001. Net income in the first quarter of 2002 was impacted by the loss for early redemption of trust preferred securities of $12 million.

      At March 31, 2003 we owned, operated or managed 1,500 clinics compared to 1,480 clinics at the end of 2002. During 2003, we acquired 16 clinics treating a total of 1,243 patients, opened 12 clinics and combined 8 clinics. The number of patients treated in clinics that we own, operate or manage increased from approximately 112,200 at December 31, 2002 to 114,300 at March 31, 2003. Approximately 4,246,000 treatments were provided in the first quarter of 2003, an increase of 9% from 3,882,000 treatments in the first quarter of 2002. Average first quarter revenue per treatment for world-wide dialysis services decreased from $227 in 2002 to $222 in 2003, mainly due to a decrease in revenue per treatment in North America and International growth in regions with low reimbursement rates.

      We employed 42,515 people in the first quarter of 2003 compared to 41,766 people in the same period of 2002, an increase of 2%

      The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Revenue

      Net revenue for the North America segment for the three months ended March 31, grew by 4% from $893 million in 2002 to $929 million in 2003. Dialysis care revenue increased 5% from $784 in the first quarter of 2002 to $824 million in the same period of 2003. The growth in dialysis care revenue resulted primarily from a 7% increase in treatment volume reflecting base business growth (3%), the impact of 2003 and 2002 acquisitions (2%), and the transfer of billing for some Medicare peritoneal dialysis patients from Method II billing to Method I billing (2%). The increase in revenue was partially offset by a decrease (2%) in the average revenue per treatment from $284 to $278. The decrease in revenue rate per treatment is primarily due to the change from Method II to Method I billing and decreased ancillary revenues associated with new billing procedures for ancillary drugs (Zemplar and Vitamin D). Excluding these billing changes, revenue per treatment was comparable with the first quarter of 2002. Excluding laboratory testing revenue average revenue per treatment decreased from $273 in the first quarter of 2002 to $267 in during the same period in 2003 for the same reasons listed above. There were no Medicare and Medicaid rate changes in 2002 or the first quarter of 2003. Medicare and Medicaid accounted for over 66% of North America dialysis services revenue.

      At March 31, 2003, approximately 80,200 patients were being treated in the 1,090 clinics that we own, operate or manage in the North America segment, compared to approximately 79,600 patients treated in 1,080 clinics at December 31, 2002.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2003 and 2002 — (Continued)

      Dialysis products revenue decreased 3% from $109 million to $106 million. Dialysis product sales in the first quarter of both 2003 and 2002 include the sales of machines to a third party leasing company which are leased back by our dialysis services division. Dialysis product sales in the first quarter 2002 also includes Method II peritoneal dialysis revenues for our dialysis services patients. Method II patients were transferred to Method I effective January 1, 2003 therefore there were no similar Method II revenues recorded in the first quarter 2003. Our dialysis products division measures its external sales performance based on its sales to the “net available external market.” The net available external market excludes machine sales and Method II revenues involving our dialysis services division as well as sales to other vertically integrated dialysis companies. Net available external market sales increased by 6% to $95 million in the first quarter of 2003 as compared to $89 million in 2002. The detail is as follows:

	Three months	Three months
	ended	ended
	March 31, 2003	March 31, 2002

Dialysis product sales	105,731	108,612

less sales to other vertically integrated dialysis companies and to leasing company of dialysis machines leased back	(10,889)	(8,015)

less method II and other	(34)	(11,325)

Product sales to available external market	94,808	89,272

EBITDA

      EBITDA for the North America segment decreased by 5% from $162 million to $154 million. The EBITDA margin decreased from 18.1% to 16.5%. 0.7% of this margin decrease related to a one-time pension curtailment gain of $13 million partially offset by severance and related payroll costs of $7 million recorded in the first quarter of 2002. The remaining decrease of 0.9% was mainly caused by lower pharmacy margins associated with new billing procedures for ancillary drugs (Zemplar and Vitamin D).

Depreciation and Amortization.

      Depreciation and amortization decreased from 4% ($35 million) of revenue in the first quarter of 2002 to 3% ($32 million) in the same period in 2003. The decrease was mainly due to our cessation of amortization of certain National Medical Care patient relationships and other intangible assets which was phased out since the fourth quarter of 2002.

Operating income (EBIT)

      Operating income for the North America segment decreased 3%, from $126 million to $122 million. The operating income margin decreased from 14.2% to 13.2% due to the reasons mentioned above for EBITDA and the above-mentioned phasing out of the amortization of patient relationships and other intangible assets.

International Segment

Revenue

      Net revenue for the International segment during the three months ended March 31, grew by 26% (14% at constant exchange rates) from $294 million in 2002 to $370 million in 2003. Acquisitions contributed approximately $11 million (4%). Same store growth during the period was 10% ($30 million). Positive currency translation effects contributed $35 million (12%) to the revenue growth, principally attributable to strengthening

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2003 and 2002 — (Continued)

of the euro offset by continuing currency problems in Latin America. Including the effects of acquisitions, Asia Pacific region revenue increased $9 million or 18% (9% at constant exchange rates), Latin America region revenue decreased $1 million or 3% (an 35% increase at constant exchange rates) while European region revenue increased $68 million, a 34% increase (11% increase at constant exchange rates).

      Total dialysis care revenue increased by 24% (a 19% increase at constant exchange rates) to $121 million in the first quarter of 2003 from $97 million the same period of 2002. This increase is a result of base business growth of $11 million combined with $8 million in growth from acquisitions with approximately $5 million due to currency translation.

      As of March 31, 2003, approximately 34,100 patients were being treated at 410 clinics that we own, operate or manage in the International segment compared to 32,600 patients treated at 400 clinics at December 31, 2002. The average revenue per treatment increased from $89 to $95 mainly due to the strengthening of the euro against the U.S. dollar. At constant exchange rates, revenue per treatment increased by $2 to $91.

      Total dialysis product revenue increased by 27% (11% at constant exchange rates) to $249 million for the three months ended March 31, 2003 compared to the same period in 2002.

EBITDA

      EBITDA for the International segment was $74 million for the first quarter of 2003 compared to $67 million in the first quarter of 2002, an increase of 10% (a decrease of 6% at constant exchange rates). Our EBITDA margin decreased from 22.7% to 19.9% mainly due to delayed deliveries in the Middle East due to political instability in the region, lower product margins as a result of a change in the German reimbursement system in the summer of 2002, and the devaluation of many Latin America currencies.

Depreciation and Amortization

      Depreciation and amortization increased slightly from 5% ($16 million) to 6% ($21 million) of revenues for the three months ended March 31, 2003 compared to 2002, mainly as a result of additional depreciation and amortization for expanded production facilities in Europe and Asia Pacific.

Operating Income (EBIT)

      Operating income for the International segment for the first three months of 2003 increased 3% (a 14% decrease at constant exchange rates) over the same period in 2002 to $53 million. Our operating income margin decreased from 17.5% to 14.3%. This decrease was caused by the same factors that are reported in the International segment EBITDA section.

Latin America

      Our subsidiaries in Latin America contributed approximately $41 million (3%) of our worldwide revenue in the first quarter of 2003 compared to approximately $42 million (4%) of our worldwide revenue in 2002. EBITDA decreased from $6 million in 2002 to $3 million in 2003 while EBIT decreased from $4 million to $1 million in the same period. Our operations in Latin America were affected by the financial crisis and currency devaluations in Argentina, Brazil, Columbia and other Latin America countries. Because of these issues, we are experiencing lower than anticipated reimbursement rates, margin pressure and foreign currency exchange losses. In addition, the start-up of production and the entry into the peritoneal dialysis market in Mexico had an adverse effect on our margin.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2003 and 2002 — (Continued)

      In the third quarter of last year, we completed an impairment test of our Latin America operations as required by SFAS No. 142. As of September 30, 2002, there was no impairment of long lived assets and goodwill. A worsening of the crisis in Argentina, a further devaluation of the Argentine peso or other Latin American currencies against the U.S. dollar or other unfavorable economic developments in Latin America could result in an impairment of long lived assets and goodwill.

Corporate

      We do not allocate “corporate costs” to our segments in calculating segment EBIT and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.

      Total corporate operating income (EBIT) was $(6) million in the three months ended March 31, 2003 compared to $(3) million in the same period of 2002.

      The following discussions pertain to our total Company costs.

Interest

      Interest expense for the first quarter of 2003 decreased to $57 million from $75 million in the same period in 2002 due to a loss incurred in 2002 related to the redemption of our 9% trust preferred securities in February 2002. A loss of $20 million after taxes was incurred as a result of the early redemption, consisting of $16 million of redemption premium plus $4 million of write-off of associated debt issuance costs. A tax benefit of $8 million was also recorded. See “Liquidity and Capital Resources — Cash Flow — Financing.” Excluding this loss, interest expense was consistent between both periods.

Income Taxes

      The effective tax rate three months ended March 31, 2003 was 38.7% compared to 36.4% during 2002. This increase in the effective rate was caused by an increase in German tax rates in 2003 and the positive income tax effect in 2002 of the costs associated with the redemption of the trust preferred securities.

LIQUIDITY AND CAPITAL RESOURCES

Three months ended March 31, 2003 compared to three months ended March 31, 2002

     Cash Flow

     Operations

      We generated cash from operating activities of $125 million in the three months ended March 31, 2003 and $70 million in the comparable period in 2002, an increase of about 79% over the prior year. Cash flows benefited from improved accounts receivable collections as well as lower prepaid and other current assets. We classify the cash outflows from our accounts receivable securitization program in the amount of $133 million as a financing activity.

     Investing

      Cash used in investing activities increased from $59 million to $69 million mainly because of increased cash acquisition payments. In the first three months of 2003, we paid approximately $28 million ($11 million for the North American segment and $17 million for the International segment) cash for acquisitions consisting primarily

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2003 and 2002 — (Continued)

of dialysis clinics. In the same period in 2002, we paid approximately $9 million ($2 million for the North American segment and $7 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics.

      In addition, capital expenditures for property, plant and equipment net of disposals were $41 million for the three months ended March 31, 2003 and $50 million for the comparable period in 2002. In 2003, capital expenditures were $28 million in the North America segment and $13 million for the International segment. In 2002, capital expenditures were $24 million in the North America segment and $26 million for the International segment. The majority of our capital expenditures were used for the upgrading of existing clinics and the expansion of production facilities in Germany, Italy and North America. Capital expenditures were approximately 3% of total revenue.

     Financing

      Net cash used in financing was $47 million in the first quarter of 2003 compared to cash provided by financing of under $1 million in the same period of 2002. Our financing needs decreased due to higher operating cash flow offset by higher payments for investing activities and the redemption of the FMCH Class D Preferred Stock. Cash on hand was $77 million at March 31, 2003 compared to $75 million at March 31, 2002.

      On February 21, 2003, the we entered into an amended and restated bank agreement with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the “Lenders”), pursuant to which the Lenders have made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1.5 billion through three credit facilities. Funds available under this agreement were used to refinance the previous credit agreement’s outstanding balances and to pay down $133 million of the accounts receivable facility.

      On March 28, 2003, FMCH redeemed all of the outstanding shares of FMCH’s Class D Special Dividend Preferred Stock (“Class D Shares”) at a total cash outflow of approximately $9 million.

      On February 14, 2002, we redeemed the entire $360 million aggregate liquidation amount outstanding of our 9% Trust Preferred Securities due 2006, utilizing funds borrowed under our 1996 senior credit agreement. A loss of $12 million after tax was incurred as a result of the early redemption of debt, consisting of $16 million of redemption premiums plus a $4 million write-off of associated debt issuance costs, less a $8 million tax benefit.

     Liquidity

      Primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of Preference shares. We expect that our primary source of liquidity for 2003 will be our operations and financing activities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 73% of our revenues are generated from providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the three months ended March 31, 2003, approximately 43% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes may affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. Furthermore cash from operations depends on the collection of accounts receivable. We may face difficulties in enforcing and collecting accounts receivable under some countries’ legal

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2003 and 2002 — (Continued)

systems. Some customers and governments may have longer payment cycles. This could have a material adverse effect on our capacity to generate cash flow.

      Cash from short-term borrowings can be generated by selling interests in accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Long-term financing is provided by the revolving portion and term loans under our 2003 Senior Credit Agreement and has been provided through the issuance of our trust preferred securities. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.

      On February 21, 2003, we entered into an amended and restated senior credit agreement with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia, and certain other financial institutions. Pursuant to the agreement, the Lenders have made available to the Company and certain subsidiaries and affiliates an aggregate of up to $1.5 billion through three credit facilities. The three facilities are a revolving facility of $500 million and two term loan facilities of $500 million each (see note 3 of the Unaudited Condensed Consolidated Financial Statements). We used the initial borrowings under the 2003 Senior Credit Agreements to refinance outstanding borrowings under our prior senior credit agreement and for general corporate purposes. At March 31, 2003, we had approximately $455 million of borrowing capacity available under the revolving portion of our new senior credit facility.

      Our Senior Credit Agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2003 Senior Credit Agreement, we are obligated to maintain a minimum consolidated net worth and a minimum consolidated fixed charge ratio (ratio of earnings before interest, taxes, depreciation, amortization and rent to fixed charges) and we have to maintain a certain consolidated leverage ratio (ratio of consolidated funded debt to EBITDA).

      Our 2003 Senior Credit Agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends (limited to $130 million in 2003), create liens or make capital expenditures, investments or acquisitions. The breach of any of the covenants could result in a default under the credit agreement or the notes, which could, in turn, create additional defaults under the agreements relating to our other long term indebtedness. In default, the outstanding balance under the senior credit agreement becomes due.

      After redemption of $360 million aggregate liquidation amount of 9% trust preferred securities on February 14, 2002, our long-term financing under our remaining trust preferred securities begins to come due in February 2008. However, our senior credit facility provides that if we do not repay, refinance or extend the maturity of our trust preferred securities due February 2008 by October 2007, the Loan B term loan facility will become due in October 2007. See note 3 of the Unaudited Condensed Consolidated Financial Statements.

      National Medical Care, Inc. (“NMC”), our subsidiary, has an asset securitization facility (the “accounts receivable facility”) whereby receivables of NMC and certain affiliates are sold to NMC Funding Corporation (the “Transferor”), a wholly-owned subsidiary of NMC, and subsequently the Transferor transfers and assigns percentage ownership interests in the receivables to certain bank investors. The amount of the accounts receivable facility was last amended on October 24, 2002, when we extended its maturity to October 24, 2003. Funds from the 2003 Senior Credit Agreement were used to pay down $133 million of the accounts receivable facility in the first quarter of 2003.

      Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding corporation. A

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2003 and 2002 — (Continued)

lack of availability of such accounts receivable could have a material impact on our capacity to utilize the facility for our financial needs.

      The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate provides for payment of $115 million upon confirmation of the W.R. Grace & Co. bankruptcy reorganization and approval of the settlement agreement by the U.S. District Court. We are subject to a tax audit in Germany and as a result may be required to make additional tax payments. The potential payments will not affect earnings, as the related taxes have been fully accrued. We are currently not in a position to determine the timing of these payments which may become payable in 2003.

Recently Issued Accounting Standards

      In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company adopted SFAS No. 143 as of January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on the Company’s financial statements.

      In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds SFAS No. 4, SFAS No. 64 related to classifications of gains and losses on debt extinguishments such that most debt extinguishment gains and losses will no longer be classified as extraordinary. SFAS No. 145 also amends SFAS No. 13, with respect to certain sale-leaseback transactions. The Company adopted SFAS No. 145 in regard to SFAS No. 4 on January 1, 2003. In the first quarter of 2002, the Company recorded an extraordinary loss of $11.8 million, net of taxes of $7.7 million, as a result of the early redemption of debt (see Note 4 of our Unaudited Condensed Consolidated Financial Statements). This loss is no longer presented as an extraordinary loss upon the adoption of SFAS No. 145. The Company adopted the other provisions of SFAS No. 145 effective April 1, 2002.

      In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The standard requires companies to recognize costs associated with exit or disposal activities when liabilities are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). This statement is applied prospectively to exit or disposal activities initiated after December 31, 2002.

      In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others. FIN 45 requires a guarantor to recognize a liability measured at fair value at the inception of a guarantee for obligations undertaken, including its obligation to stand ready to perform over the term of the guarantee. The initial recognition and measurement provisions are applicable prospectively to guarantees issued or modified after December 31, 2002. FIN 45 also clarifies and expands the disclosure requirements related to guarantees, including product warranties. The Company has guarantees of an immaterial amount. As such, they do not materially impact the Company’s financial statements.

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation to provide alternative methods for a change to the fair value based

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three months ended March 31, 2003 and 2002 — (Continued)

method of accounting for stock-based employee compensation. It also amends the disclosure requirement of SFAS No. 123 to require disclosures in both annual and interim financial statements of the method of accounting for stock-based employee compensation and the effect the method used had on reported results. The Company adopted the amended disclosure requirements as of December 31, 2002. Seen Note 9 to the Unaudited Condensed Consolidated Financial Statements included in this report.

      In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (“FIN 46”) Consolidation of Variable Interest Entities. FIN 46 addresses the consolidation of variable interest entities by the primary beneficiary, when the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated support from other parties and/or the equity investor lacks certain essential characteristics of a controlling financial interest. FIN 46 requires existing variable interest entities to be consolidated if those entities do not effectively disburse risk among the parties involved. The interpretation becomes effective at various dates in 2003 and provides various transition rules. The adoption of FIN 46 has not had, and is not expected to have any material impact on the Company’s financial statements.

      On April 3, 2003, the Financial Accounting Standards Board issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003. We are currently reviewing the effect of this statement on our financial statements.

PART I

FINANCIAL INFORMATION

ITEM 3

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

      The effects of inflation during the periods covered by the condensed consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations.

Management of Currency and Interest Rate Risks

      We are primarily exposed to market risk from changes in foreign currency exchange rates and changes in interest rates. In order to manage the risks from these foreign currency exchange rate and interest rate fluctuations, we enter into various hedging transactions with investment grade financial institutions as authorized by the management board. We do not contract for financial instruments for trading or other speculative purposes.

      We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Interest Rate Risks

      At March 31, 2003, we had in place interest rate swap agreements for a notional amount of $1,050 million which we believe to be adequate to cover our interest rate exposure into the immediate future.

Foreign Currency Exposure

      We conduct our business on a global basis in several major international currencies, although our operations are located principally in Germany and the United States. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. See “Results of Operations — International Segment.” We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

      Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, lendings and borrowings, including intercompany borrowings. We sell significant amounts of products from our manufacturing facilities in Germany to our other international operations. In general, our German sales are denominated in euro. This exposes our subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, forward contracts and options to hedge our currency exposure. Our policy, which has been consistently followed, is that forward currency contracts and options be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.

      During the period ended March 31, 2003, no material changes occurred to the information presented in Item 11 of the Form 20-F or the Company’s hedging strategy described above. For additional information, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk,” “Notes to Consolidated Financial

PART I

FINANCIAL INFORMATION

ITEM 3

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK — (Continued)

Statements — Note 1(g). Summary of Significant Accounting Policies — Derivative Financial Instruments,” and “Notes to Consolidated Financial Statements — Note 19. Financial Instruments” in the Company’s 2002 Annual Report on Form 20-F.

PART I

FINANCIAL INFORMATION

ITEM 4

CONTROLS AND PROCEDURES

      The Company’s management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures within 90 days prior to the filing of this report, as contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and the Chief Financial Officer completed their evaluation.

PART II

OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

Commercial Litigation

      We were formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was Grace’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify us, FMCH and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be our obligation. In particular, W.R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); W.R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122.1 million in interest attributable to corporate owned life insurance (“COLI”) policy loans; that W.R. Grace & Co. has paid $21.2 million of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation and that W.R. Grace & Co. is seeking a settlement of the Service’s claims. Subject to certain representations made by W.R. Grace & Co., Fresenius Medical Care AG and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify the Company against this and other pre-Merger and Merger related tax liabilities.

      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

      On February 6, 2003, we reached a definitive agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance claims against it and other claims related to us that arise out of the bankruptcy of W.R. Grace & Co. Subsequently, the settlement agreement was amended and W.R. Grace & Co. was added as a settling party. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and we will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, we will pay a total of $115 million to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement is subject to the approval of the U.S. District Court. On April 15, 2003, W.R. Grace & Co. and the asbestos creditors’ committees filed a motion before the U.S. District Court, seeking court approval of the Settlement Agreement and entry of a court order implementing the settlement. The foregoing summary of the material terms of the settlement is qualified in its entirety by reference to the full text of the Settlement Agreement. The Settlement Agreement has been filed with the Securities and Exchange Commission.

      Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (formerly known as Grace Holding, Inc.). We are engaged in litigation with Sealed Air Corporation

PART II
OTHER INFORMATION — (Continued)

(“Sealed Air”) to confirm our entitlement to indemnification from Sealed Air for all losses and expenses incurred by us relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions to our payment obligation, this litigation will be dismissed with prejudice.

      In April 2003, Fresenius Medical Care AG, FMCH, NMC, and certain NMC subsidiaries agreed to settle all litigation filed by a group of insurance companies concerning allegations of inappropriate billing practices and misrepresentations and our counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments. The costs of the settlement will be charged against previously established accruals. See “Accrued Special Charge for Legal Matters” below. Other private payors have contacted the Company regarding similar claims and may file their own lawsuit seeking reimbursement and other damages. Although the ultimate outcome on the Company of any such proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on our business, financial condition and results of operations.

Other Litigation and Potential Exposures

      From time to time, we are a party to or may be threatened with other litigation arising in the ordinary course of our business. Management regularly analyzes current information including, as applicable, our defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

      We, like other health care providers, conduct our operations under intense government regulation and scrutiny. We must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. We must also comply with the U.S. Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from our interpretations or the manner in which we conduct our business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, we expect that our business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and expect continuing inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

      We operate a large number of facilities throughout the U.S. and other parts of the world. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely upon our management structure, regulatory and legal resources, and the effective operation of our compliance program to direct, manage and monitor the activities of these employees. On occasion, we may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject us and our subsidiaries to liability under the U.S. Anti-Kickback Statute, the Stark Statute and False Claims Act, among other laws, and we cannot predict whether law enforcement authorities may use such information to initiate further investigations of the business practices disclosed or any of our other business activities.

      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. We have been subject to these suits due to the nature of our business and we expect that those types of lawsuits may continue. Although we maintain insurance at a level which we believe to be prudent, we cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against us or any of our subsidiaries in excess of insurance coverage could have a material adverse effect upon us and the results of our operations. Any claims,

PART II
OTHER INFORMATION — (Continued)

regardless of their merit or eventual outcome, also may have a material adverse effect on our reputation and business.

      We have also had claims asserted against us and have had lawsuits filed against us relating to businesses that we have acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. We have asserted our own claims, and claims for indemnification. Although the ultimate outcome cannot be predicted at this time, an adverse result could have a material adverse effect upon our business, financial condition, and results of operations.

Accrued Special Charge for Legal Matters

      At December 31, 2001, we recorded a pre-tax special charge of $258 million to reflect anticipated expenses associated with the continued defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. While we believe that our accruals reasonably estimate our currently anticipated costs in connection with the continued defense and resolution of these claims, no assurances can be given that our actual costs incurred will not exceed the amount of these accruals.

ITEM 5.     OTHER EVENTS

      On March 28, 2003, Fresenius Medical Care Holdings redeemed all of its outstanding Class D Special Dividend Preferred Stock at the redemption price of $0.10 per share, resulting in a total cash outflow of approximately $8.9 million. The transaction had no impact on the Company’s earnings.

ITEM 6.     EXHIBITS AND REPORTS ON FORM 8-K/6-K

(a) Exhibits

Exhibit No.	Item

10.1	Amended and Restated Credit Agreement dated as of February 21, 2003 among Fresenius Medical Care AG and Fresenius Medical Care Holdings, Inc., as borrowers and guarantors, the direct and indirect subsidiaries of Fresenius Medical Care AG named therein as additional borrowers and guarantors, Bank of America N.A., as Administrative Agent, Credit Suisse First Boston, acting through its Cayman Islands Branch, and Dresdner Bank AG New York and Grand Cayman Branches, as Co-Documentation Agents, JPMorgan Chase Bank and The Bank of Nova Scotia, as Co-Syndication Agents and the Lenders party thereto (incorporated by reference to Exhibit No. 4.1 to the Form 10-Q of Fresenius Medical Care Holdings, Inc. for the three months ended March 31, 2003 filed May 15, 2003)*

10.2	First Amended Settlement Agreement and Release of Claims by and among Fresenius Medical Care Holdings, Inc., National Medical Care, Inc., the Official Committee of Asbestos Personal Injury Claimants of W.R. Grace & Co., the Official Committee of Asbestos Property Damage Claimants of W.R. Grace & Co., W.R. Grace & Co., W.R. Grace & Co.-Conn. and the other debtors party to the W.R. Grace & Co. Chapter 11 Proceedings (incorporated by reference to Exhibit No. 10 to the Form 8-K of Fresenius Medical Care Holdings, Inc. filed April 21, 2003)
99.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (This exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.)

*	Confidential Treatment has been requested as to certain portions of this document in accordance with the applicable rules of the Securities and Exchange Commission

PART II
OTHER INFORMATION — (Continued)

99.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (This exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.)

(b) Reports on Form 8-K/6-K

      During the three-month period ended March 31, 2003, the Company filed four reports on Form 6-K.

      The dates of the reports and the information reported in each are as follows:

Date of report	Information Reported

February 4, 2003	Press release announcing the redemption of Class D Special Dividend Preferred Stock by Fresenius Medical Care Holdings, Inc.
February 12, 2003	Press release announcing the definitive agreement to settle fraudulent conveyance and other W.R. Grace & Co. bankruptcy related issues.
February 25, 2003	Earnings press release for the three months and year ended December 31, 2002.
March 7, 2003	Press release announcing change in the Board of Management.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

      DATE: May 16, 2003

FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT

By:	/s/ DR. BEN LIPPS

Name: Dr. Ben Lipps
Title: Chairman of the Management Board

By:	/s/ DR. ULF M. SCHNEIDER

Name: Dr. Ulf M. Schneider
Title: Chief Financial Officer

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Ben J. Lipps, certify that:

      1. I have reviewed this Report on Form 6-K of Fresenius Medical Care Aktiengesellschaft (the “Report”).

      2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report.

      3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report.

      4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Report (the “Evaluation Date”); and

c) presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

      6. The registrant’s other certifying officer and I have indicated in this Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 16, 2002

/s/ Dr, Ben J. Lipps

Dr. Ben J. Lipps
President and Chief Executive Officer

CERTIFICATION PURSUANT TO SECTION 302

OF THE SARBANES-OXLEY ACT OF 2002

I, Ulf M. Schneider, certify that:

      1. I have reviewed this Report on Form 6-K of Fresenius Medical Care Aktiengesellschaft (the “Report”).

      2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report.

      3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report.

      4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this Report (the “Evaluation Date”); and

c) presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

      5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

      6. The registrant’s other certifying officer and I have indicated in this Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 16, 2003

/s/ Dr. Ulf M. Schneider

Dr. Ulf M. Schneider
Chief Financial Officer